Exhibit 99.50

Franco-Nevada

Franco-Nevada and Moydow Complete Previously Announced Arrangement in

Connection with Royalty Acquisition

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

This press release contains forward-looking statements. Reference should be made to the

“Cautionary Statement on Forward-looking Information” at the end of this press release.

Toronto, Ontario — January 22, 2010 — Franco-Nevada Corporation (TSX:FNV) (“Franco-Nevada”) and Moydow Mines International Inc. (TSX:MOY; AIM:MOY) (“Moydow”) announced today the completion of the plan of arrangement among Franco-Nevada, its wholly-owned acquisition subsidiary and Moydow pursuant to which Franco-Nevada has acquired all of the issued and outstanding shares of Moydow (the “Moydow Shares”). The arrangement was effective at 12:01 a.m. on January 22, 2010. Cancellation of the listing of the registered shares of Moydow on the AIM market of the London Stock Exchange will occur at 7:00 a.m. GMT on Monday, January 25, 2010. The de-listing of the common shares of Moydow on the Toronto Stock Exchange is expected to occur in due course. Moydow was represented in the transaction by Sierra Parters LLC.

On November 20, 2009, Franco-Nevada acquired an undivided 20% interest in Moydow’s 2% NSR royalty on a portion of Newmont’s Ahafo property in Ghana for US$13 million. The balance of such royalty has been acquired by Franco-Nevada as a result of the completion of the arrangement.

The Ahafo royalty is a 2% NSR that covers 78 sq km² of the southeastern end of Newmont’s Ahafo South project. The royalty is payable once 1.2 million ounces have been produced from the royalty area and is expected to become payable in 2012. Based on Newmont disclosure, there are currently 6.1 million ounces of reserves at Ahafo South and the royalty includes all, or portions of, three of the four open pits in the Ahafo South area. Included is the Subika deposit where Newmont is currently evaluating an expansion project where it has identified the opportunity for total additional resources of 4 to 7 million ounces with a pit layback and underground development below the ultimate pit.

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil & gas and other assets. It is the leading gold royalty company as measured by gold revenues, number of gold royalties and Free Cash Flow margins. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Australia. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Press Release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); fluctuations in the value of the Canadian and Australian dollar, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; operating or technical difficulties on any of the properties; risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this Press Release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&A. The forward-looking statements herein are made as of the date of this Press Release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information contact:

Sharon Dowdall	Jason O’Connell
Chief Legal Officer	Investor Relations
416-306-6300	416-306-6300